January 28, 2010

BY EDGAR

Edward M. Kelly.
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20002

Re:  Asia Private Equity SPAC 3, Limited
Registration Statement on Form 20-F
Filed November 3, 2009
File No. 0-53823

Dear Mr. Kelly:

              Reference is made to your comment letter, dated November 30, 2009 (the “Comment Letter”) to our client, Asia Private Equity SPAC 3, Limited. (the “Company”), relating to Registration Statement on Form 20-F filed by our client on November 3, 2009. Set forth below are the comments contained in the Comment Letter followed by our response thereto:

General

1.           Provide a discussion of any other blank check company or special purpose acquisition company or SPAC in which the registrant's promoters and management or persons engaged in management type activities have been involved. Discuss also those that they will be involved with in the future. The discussion should include the name of any other blank check company or SPAC, provide a brief description of any acquisition made by any other blank check company or SPAC, the current trading market of any post- combination entity, and the benefits received by the registrant's promoters and management or persons engaged in management type activities from association with any other blank check company or SPAC. We note the disclosure on page 5 that the director, JC Capital Management, is involved with other blank check companies.

The subsection of the Risk Factors entitled “There may be conflicts of interest between our management and our non-management shareholders” on page 6 of the Amendment to the Registration Statement on Form 20-F (the “Amendment”) has been revised to include the names of the blank check BVI companies in which JC Capital Management is involved and to state that no acquisitions have been made by any of the other named blank check companies.  JC Capital Management has not received any benefits from the above companies.

Directors and Senior Management, pages 1 and 9

2.           Since the director, JC Capital Management, Limited, is a body corporate, disclose whether it has appointed an individual as its duly authorized representative for the purpose of representing it at meetings of the directors, the signing of consents, or otherwise, and, if so, identify the individual. We note the disclosure in section 9.4 of exhibit 1.2.

The subsection “Directors and senior management ” of Item 6 “Directors, Senior Management and Employees” on page 12 of the Amendment has been revised to disclose the duly authorized representative of JC Capital Management, Limited.

Capitalization and indebtedness, page 1; Related Party Transactions, page 9; Material contracts,  page 10

3.           Since Alpine Venture Associates, LLC or Alpine Venture is a related party which is controlled by its 100% shareholder and sole director, James Hahn, who is the president, chief executive officer, chief financial officer, and secretary of the registrant, file the loan agreement and the consulting services agreement as exhibits to the registration statement. See Item 19 of Form 20-F and Instruction 4 to exhibits on Form 20-F.

The Loan Agreement and the Consulting Services Agreement between Alpine Venture Associates, LLC and the Company have been filed as Exhibit 4.1 and 4.2 of the Amendment.

Management intends to devote only a limited amount of time to seeking a target company...,page 2

4.           Quantify the amount of time that management will devote to seek a target company.

The subsection of the Risk Factors entitled “Management intends to devote only a limited amount of time to seeking a target company which may adversely impact our ability to identify a suitable acquisition candidate” on page 6 of the Amendment has been revised to include the maximum amount of time the management will devote to seek a target company.

There is currently no trading market for our Shares..., page 3

5.           Effective February 15, 2008, the Commission amended Rule 144 relating to shell companies. Revise the disclosure to reflect the amendments.

The subsection of the Risk Factors entitled “There is currently no trading market for our Shares, and liquidity of our Shares is limited” on page 7 of the Amendment has been revised to reflect the amendments to Rule 144 relating to shell companies. .

Our status as a foreign private issuer entitles us to exemptions from certain reporting  requirements under the Exchange Act, page 4

6.           Specify the exemptions from reporting requirements under the Exchange Act to which the registrant is entitled as a foreign private issuer.

The subsection of the Risk Factors entitled “Our status as a foreign private issuer entitles us to exemptions from certain reporting requirements under the Exchange Act” on page 8 of the Amendment has been revised to specify the exemptions from the reporting requirements to which a foreign private issuer is entitled under Exchange Act.

We cannot assure you that following business combination with an operating business, our Shares will be listed on NASDAQ or any other U.S. or foreign securities exchange, page 5

7.           Since NASDAQ is a quotation system and not an exchange, securities are quoted and not listed on NASDAQ. Please revise.

The heading and text of the subsection of the Risk Factors entitled “We cannot assure you that following a business combination with an operating business, our Shares will be listed on NASDAQ or any U.S. or foreign securities exchange” on page 9 of the Amendment has been revised accordingly.

Form of Acquisition, page 5

8.           Provide more detail on how the registrant will proceed in seeking out a target company, addressing matters such as the manner of the solicitation of prospective investors, the number of persons who will be contacted or solicited and their relationship to the registrant.

The first paragraph of subsection “Form of Acquisition” of Item 4 “Information on the Company” on page 9 of the Amendment has been revised to state that “the Registrant will seek target companies which are seeking to use a public reporting shell” and that “the Registrant does not intend to solicit investors for companies in which it will acquire an interest”.

9.           Indicate whether the registrant may pay cash finder's fees and whether the registrant may issue securities as finder's fees.

The first paragraph of subsection “Form of Acquisition” of Item 4” Information on the Company” on page 9 of the Amendment has been revised to state that “the Registrant will not pay cash finder’s fees or issue securities as finder’s fees”.

10.         Disclose whether the registrant may merge with or acquire another company in which its promoters, management, or promoters' or management's affiliates or associates, directly or indirectly, have an ownership interest. If the registrant's corporate policy does not permit such related party transactions, explain the basis for the policy. Further, add disclosure on whether the registrant's promoters and management are aware of any circumstances under which it may change this corporate policy.

The first paragraph of subsection “Form of Acquisition” of Item 4” Information on the Company” on page 9 of the Amendment has been revised to state that “the Registrant believes that it is unlikely to merge with or acquire another company in which the Registrant’s promoters, management, or promoters' or its management's affiliates or associates, directly or indirectly, have an ownership interest, because none of the companies currently owned by its promoters, management, or promoters' or management's affiliates or associates would be a good candidate for the merger or share exchange”.

11.         For any merger with or acquisition of another company, address these matters:

•  The degree of control/level of ownership that the registrant would have in a merger with or acquisition of another company.

The second paragraph of subsection “Form of Acquisition” of Item 4 “Information on the Company” on page 9 of the Amendment has been revised to state that “After finding the target company, the registrant would consummate a reverse merger after which the shareholders of the target company would generally hold most of the shares of the Registrant which would be the surviving company. Giving effect to the reverse merger, the present shareholders of the Registrant would likely have a small percentage of the shares of the Registrant”. .

•  If the registrant may acquire a 50% or less interest, discuss whether/how the 1940 Act would apply to the registrant.

The second paragraph of subsection “Form of Acquisition” of Item 4 “Information on the Company” on page 9 of the Amendment has been revised to state that “We believe we will not be subject to regulation under the Investment Company Act, since we will not be engaged in the business of investing or trading in securities. If we engage in business combinations which result in our holding passive investment interests in a number of entities, we could be subject to regulation under the Investment Company Act. If so, we would be required to register as an investment company and could be expected to incur significant registration and compliance costs..”

•  Define and explain the minimal transaction value required of any target company in a merger or acquisition by the registrant.

The second paragraph of subsection “Form of Acquisition” of Item 4 “Information on the Company” on page 9 of the Amendment has been revised to state that “there will not be a minimal transaction value required as a condition to effectuating a reverse merger with any target company.

•  Whether you intend to provide shareholders with complete disclosure concerning a target company and its business, including audited financial statements, before any merger or acquisition.

The second paragraph of subsection “Form of Acquisition” of Item 4 “Information on the Company” on page 9 of the Amendment has been revised to state that “The Registrant does not intend to provide shareholders with complete disclosure concerning a target company and its business, including audited financial statements, before any merger or acquisition.”.

•  The effect of your reporting obligations under the Exchange Act on the pool of potential merger or acquisition candidates, particularly the requirement for certified financial statements of acquired companies.

The second paragraph of subsection “Form of Acquisition” of Item 4 “Information on the Company” on page 9 of the Amendment has been revised to state that “The Registrant prefers to choose reverse merger candidates which have audited financial statements. If there is a reverse merger candidate with high potential, but without audited financial statements, the Registrant would wait for audited financials of the target company to be available before consummating the merger”.

•  Whether the payment of compensation to any director, officer, or promoter could be a condition to which a target company must agree.

The fourth paragraph of subsection “Form of Acquisition” of Item 4 “Information on the Company” on page 9 of the Amendment has been revised to state that “The payment of compensation to any director, officer, or promoter of the Company will be a condition to which a target company must agree.”

Business Overview, page 6

12.         Under (h), provide some examples of "Other relevant factors."

The subsection “Business Overview” of Item 4 “Information on the Company” on page 10 of the Amendment has been revised to delete item (h).

Directors, Senior Management and Employees, page 8

13.         Confirm that there are no agreements or understandings for any director or officer to resign at the request of another person and that no director or officer is acting on behalf of or will act at the direction of any other person.

The “Directors and senior management” subsection of Item 6 “Directors, Senior Management and Employees” on page 12 of the Amendment has been revised to provide the requested information.

14.         Identify all promoters of the registrant, and indicate that these are the only promoters of the registrant.

The “Directors and senior management” subsection of Item 6 “Directors, Senior Management and Employees” on page 12 of the Amendment has been revised to provide the requested information.

Statement by experts, page 11

15.         Clarify that the financial statements are included in the form and context in which they are included with the consent of the independent public' accounting firm who has authorized the contents of that part of the Form 20-F. See Item 10.G of Form 20-F.

The subsection “Statement by experts” of Item 10 “Additional Information” on page 15 of the Amendment has been revised to provide the requested information.

Exhibit Index, page 12

16.         Rule 102(d) of Regulation S-T stipulates that the exhibit index is to come immediately before the exhibits. Note that the requirements of Item 19 of Form 20-F and the requirements of Rule 102(d) of Regulation S-T are discrete and not synonymous requirements. Please revise.

The exhibit index is being filed with the Amendment.

Related Party Transactions, page 13

17.         Disclosure that there are no related party transactions is inconsistent with disclosures on page 5 that the director loaned the registrant $6,000 and paid expenses aggregating $1,726 on August 26, 2009 and disclosure on page F-9 that the registrant entered into a consulting agreement with a related party on June 15, 2009. Please reconcile the disclosures.

The subsection “Related Party Transactions” of Item 7 “Major Shareholders and Related Party Transactions” on page 13 of the Amendment has been revised to provide the requested information.

Material contracts, page 14

18.         Disclosure that the registrant has not entered into any material contracts appears inconsistent with disclosure of a consulting agreement with a related party on page F-9 and is inconsistent with disclosure under "Material contracts" on page 10 of the registration statements on Form 20-F of Asia Growth Private Equity 1, Limited; Asia Growth Private Equity 2, Limited; and Asia Growth Private Equity 3, Limited that each registrant entered into a consulting services agreement with Alpine Venture on September 1, 2009. Please reconcile the disclosures.

The subsection “Material Contracts” of Item 10 “Additional Information” on page 14 of the Amendment has been revised to provide the requested information.

Statement by experts, page 15

19.         Revise the disclosure to comply with the requirements of Item 10.G of Form 20-F for the registrant's independent public accountant.

The subsection “G. Statement by experts” of “Item 10.  Additional Information” on page 15 of the Amendment has been revised to provide the requested information.

Statement of Operations, page F-3

20.         Given the only stock issuance since inception was 401 shares, please tell us how you calculated the weighted average number of shares outstanding during the period of 1,093 shares, and revise as appropriate.

This was a typo as the loss per share and shares have been transposed.  The shares have been corrected to 67 and the loss per share to ($1,093.11).

Note 7. Subsequent Events, page F-10

21.         Indicate what the evaluation concluded or determined. For example, if the evaluation concluded or determined that there were no subsequent events and transactions to recognize or disclose in the financial statements, so indicate.

We have added the following additional wording to the footnote “ and the Company had no additional material subsequent events to disclose.”

Very truly yours,

/s/ Darren Ofsink
Darren Ofsink